SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

_____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 5)[1]

BROADCOM CORPORATION
(Name of Issuer)

Class A common stock, par value $0.0001
(Title of Class of Securities)

111320107
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111320107	13G	Page 2 of 11 Pages

1.			NAMES OF REPORTING PERSONS: HENRY T. NICHOLAS III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (See Instructions)		(a) ☐
(b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER:	2,070[2]
	6.	SHARED VOTING POWER:	29,937,027[2]
	7.	SOLE DISPOSITIVE POWER:	2,070
	8.	SHARED DISPOSITIVE POWER:	29,937,027
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		29,939,097
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		7.0%[2]
12.	TYPE OF REPORTING PERSON (See Instructions):		IN
2   See Item 4.

CUSIP No. 111320107	13G	Page 3 of 11 Pages

1.			NAMES OF REPORTING PERSONS: STACEY E. NICHOLAS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (See Instructions)		(a) ☐
(b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER:	0
	6.	SHARED VOTING POWER:	29,937,027[3]
	7.	SOLE DISPOSITIVE POWER:	0
	8.	SHARED DISPOSITIVE POWER:	29,937,027
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		29,937,027
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		7.0%[3]
12.	TYPE OF REPORTING PERSON: (See Instructions)		IN
3  See Item 4.

CUSIP No. 111320107	13G	Page 4 of 11 Pages

1.			NAMES OF REPORTING PERSONS: NICHOLAS BROADCOM TRUST DATED FEBRUARY 7, 2007
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (See Instructions)		(a) ☐
(b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION:		California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER:	0
	6.	SHARED VOTING POWER:	29,937,027[4]
	7.	SOLE DISPOSITIVE POWER:	29,937,027
	8.	SHARED DISPOSITIVE POWER:	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		29,937,027
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		7.0%[4]
12.	TYPE OF REPORTING PERSON: (See Instructions)		OO
4  See Item 4.

CUSIP No. 111320107	13G	Page 5 of 11 Pages

1.			NAMES OF REPORTING PERSONS: ROBERT G. MAGNUSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (See Instructions)		(a) ☐
(b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER:	0
	6.	SHARED VOTING POWER:	29,937,027[5]
	7.	SOLE DISPOSITIVE POWER:	0
	8.	SHARED DISPOSITIVE POWER:	29,937,027
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		29,937,027
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		7.0%[5]
12.	TYPE OF REPORTING PERSON: (See Instructions)		OO

5  See Item 4.

CUSIP No. 111320107	13G	Page 6 of 11 Pages

1.			NAMES OF REPORTING PERSONS: JAMES R. PARKS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (See Instructions)		(a) ☐
(b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER:	0
	6.	SHARED VOTING POWER:	29,937,027[6]
	7.	SOLE DISPOSITIVE POWER:	0
	8.	SHARED DISPOSITIVE POWER:	29,937,027
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		29,937,027
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		7.0%[6]
12.	TYPE OF REPORTING PERSON: (See Instructions)		OO

6  See Item 4.

CUSIP No. 111320107	13G	Page 7 of 11 Pages

Item 1. (a)	Name of Issuer

BROADCOM CORPORATION

(b)	Address of Issuer's Principal Executive Offices:

5300 California Avenue, Irvine, California 92617

Item 2 (a)	Name of Person Filing:

	1.	Henry T. Nicholas III, Ph.D.
	2.	Stacey E. Nicholas
	3.	The Nicholas Broadcom Trust dated February 7, 2007
(the "Nicholas Broadcom Trust")
	4.	Robert G. Magnuson
	5.	James R. Parks

(b)	Address of Principal Business Office or, if none, Residence:

Principal Business Office: 15 Enterprise, Suite 550, Aliso Viejo, California 92656

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Class A common stock, $0.0001 par value

(e)	CUSIP Number:

111320107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

CUSIP No. 111320107	13G	Page 8 of 11 Pages

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership. The number of shares beneficially owned by the Reporting Persons contained in this Report is as of December 31, 2008.

(a) – (c)

(I)             As of December 31, 2008, Dr. Henry T. Nicholas III beneficially owned 29,939,097 shares of the Issuer's Class A common stock, representing approximately 7.0% of the outstanding shares of Class A common stock. According to the Issuer, 426,100,000 shares of Class A common stock and 62,900,000 shares of Class B common stock were outstanding as of December 31, 2008. Holders of the Issuer's Class A common stock are entitled to one vote per share and holders of the Issuer's Class B common stock are entitled to ten votes per share. Each share of Class B common stock is immediately convertible into one share of Class A common stock at the option of the holder and upon certain events. Dr. Nicholas beneficially owns 7.0% of the outstanding shares of Class A common stock; however, through his ownership of shares of Class B common stock he has sole or shared voting power over approximately 28.4% of the total voting power of the Issuer's shareholders.

The 29,939,097 shares of Class A common stock which Dr. Nicholas beneficially owns include:

(A)           18,229 shares of Class A common stock held by the Nicholas Broadcom Trust and as co-settlor of the Nicholas Broadcom Trust, Dr. Nicholas may be deemed to beneficially own;

(B)           29,918,798 shares of Class B common stock held by the Nicholas Broadcom Trust and as co-settlor of the Nicholas Broadcom Trust, Dr. Nicholas may be deemed to beneficially own; and

(C)           2,070 shares of Class B common stock held by Dr. Nicholas as custodian for his children, as to which Dr. Nicholas has sole voting and dispositive power.

Dr. Nicholas is a co-founder of the Issuer and served as its President and Chief Executive Officer from the Issuer's inception until January 23, 2003. Dr. Nicholas also served as the Co-Chairman of the Issuer's Board of Directors from the Issuer's inception until May 21, 2003. Dr. Nicholas obtained his ownership position in the Company prior to the initial public offering of the Issuer's Class A common stock in April of 1998.

(II)           As of December 31, 2008, Mrs. Stacey Nicholas did not directly own any shares of common stock of the Issuer and as co-settlor trustee of the Nicholas Broadcom Trust, Mrs. Nicholas may be deemed to have beneficial ownership of, the 18,229 shares of Class A common stock and the 29,918,798 shares of Class B common stock held directly by the Nicholas Broadcom Trust.

(III)           As of December 31, 2008, the Nicholas Broadcom Trust directly owned 18,229 shares of Class A common stock and 29,918,798 shares of Class B common stock. Mr. Magnuson and Mr. Parks share voting and dispositive power over these shares.

(IV)           As of December 31, 2008, Mr. Robert Magnuson did not directly own any shares of common stock of the Issuer. As co-trustee of the Nicholas Broadcom Trust, Mr. Magnuson shares with Mr. Parks voting and dispositive power over, and is deemed to have beneficial ownership of, the 18,229 shares of Class A common stock and the 29,918,798 shares of Class B common stock held directly by the Nicholas Broadcom Trust.

(V)           As of December 31, 2008, Mr. James Parks did not directly own any shares of common stock of the Issuer. As co-trustee of the Nicholas Broadcom Trust, Mr. Parks shares with Mr. Magnuson voting and dispositive power over, and is deemed to have beneficial ownership of, the 18,229 shares of Class A common stock and the 29,918,798 shares of Class B common stock held directly by the Nicholas Broadcom Trust.

CUSIP No. 111320107	13G	Page 9 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 111320107	13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2009	/s/ Henry T. Nicholas III
Henry T. Nicholas III, Ph.D.,
Individually and as custodian for his children

Dated: February 11, 2009	/s/ Stacey E. Nicholas
Stacey E. Nicholas,
Individually

Dated: February 11, 2009	/s/ Robert G. Magnuson
Robert G. Magnuson
Individually and as co-trustee of the Nicholas Broadcom Trust dated February 7, 2007

Dated: February 10, 2009	/s/ James R. Parks
James R. Parks
Individually and as co-trustee of the Nicholas Broadcom Trust dated February 7, 2007

CUSIP No. 111320107	13G	Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit No.	Description

99.1
Joint Filing Agreement of the signatories to this Statement, dated as of February 12, 2008, filed with the Securities and Exchange Commission on February 13, 2008 as Exhibit 99.1 to the signatories' Amendment No. 4 to Schedule 13G, and incorporated by reference